Exhibit 21.1
GenCorp Inc.
100% Owned Subsidiaries

State of
Name of Entity	Incorporation
Aerojet-General Corporation	Ohio
Aerojet International, Inc.	California
Aerojet Investments Ltd.	California
Aerojet Ordnance Tennessee, Inc.	Tennessee
BPOU LLC	Delaware
Chemical Construction Corporation	Delaware
Cordova Chemical Company	California
Cordova Chemical Company of Michigan	Michigan
Easton Development Company, LLC (5% owned by Aerojet-General Corporation)	California
AGC Office 1 LLC	California
GT & MC, Inc.	Delaware
General Applied Science Laboratories, Inc.	New York
PJD, Inc.	Delaware
TKD, Inc.	California
Easton Development Company, LLC (95% owned by GenCorp Inc.)	California
GDX Automotive SAS	France
Snappon SA	France
GDX LLC	Delaware
Genco Insurance Limited	Bermuda
GenCorp Realty Investments LLC	California
RKO General, Inc.	Delaware